DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com
Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

Via UPS Overnight

May 2, 2014

Jennifer Gowetski, Senior Counsel

Coy Garrison, Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT II, Inc.

Amendment No. 1 to Registration Statement on Form S-11 Filed February 13, 2014

File No. 333-192331

Dear Ms. Gowetski and Mr. Garrison:

On behalf of our client, KBS Strategic Opportunity REIT II, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to David E. Snyder, Chief Financial Officer of the Company, dated March 5, 2014 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to show changes from the Company’s Amendment No. 1 to Form S-11 filing on February 13, 2014, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 2.

General

1.	We note your responses to comments nos. 13 and 21 of our letter dated December 11, 2013. Please revise your disclosure in the summary and throughout your prospectus to clarify that you have no targeted allocation for investments, including U.S. real estate-related investments versus European investments. In addition, please clarify that you could invest in any of the asset classes, including all at the riskier end of the spectrum, and revise the risk factors accordingly.

Response: We have revised the prospectus as requested and included the following disclosure in the summary, risk factors and throughout the prospectus: “Except with respect to unimproved or non-incoming producing property, we are not limited in the percentage of net proceeds of this offering that we must allocate to a specific real estate asset type. Thus, we may make all of our investments in Europe or in investments which present an increased risk of loss.”

Jennifer Gowetski

U.S. Securities and Exchange Commission

May 2, 2014

What are the fees that you will pay to the advisor . . ., page 9

2.	We note your disclosure on pages 11-12 that you have entered into an errors and omissions and directors and officers liability insurance program with other KBS-affiliated entities. Please revise your disclosure to explain how your advisor and its insurance broker will allocate the cost of coverage among the entities covered by the plan. In addition, please quantify the cost of coverage allocated to you, or advise.

Response: We have revised the disclosure regarding the group errors and omissions and directors and officers liability insurance program to provide the following disclosure regarding the allocation of cost of coverage:

We, together with KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS Capital Markets Group, KBS Capital Advisors and other KBS-affiliated entities, have entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. Our advisor’s and our dealer manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance.

Please note that the cost of coverage allocated to the Company is determined independent of the advisor as it is based on pricing in the insurance marketplace. The Company has not specifically quantified this amount as the Company believes such disclosure would place the Company at a competitive disadvantage when negotiating for coverage in the marketplace.

The Company acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Gowetski

U.S. Securities and Exchange Commission

May 2, 2014

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura K. Sirianni